EXHIBIT 1

                                 [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                   June 29, 2009

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

        Subject of the Event: Understandings with the Ministry of Finance

In light of the possible privatization of the Bank, of which the steps to move it forward are now taking place, the Bank and the Ministry of Finance held discussions regarding the payment of the deposits of the State of Israel with the Bank and regarding settling reciprocal financial claims between the Bank and the State. As a result of these discussions, on June 29, 2009 a protocol was signed, summarizing the discussions between the Bank and the Ministry of Finance (the office of the accountant-general) according to which: 1) Loans of the Bank to the Israel Electric Company (whose balance as of March 31, 2009 was approximately NIS 5.12 billion, equal to approx. $1.2 billion) and the deposits of the State with the Bank that were the source for these loans shall be assigned to the State while paying compensation to the Bank in the amount of NIS 500,000 (approx. $125,000) for loss of margin; 2) The Bank will make an early-repayment of the deposits that the State deposited with the Bank in connection with arrangements in the agricultural sector (as of March 31, 2009, approximately NIS 214 million, equal to approx. $53 million) and the deposits that the State deposited with the Bank from monies that it raised with the guarantee of the American government (as of March 31, 2009, approximately NIS 105 million, equal to approx. $26 million), while paying an early-payment fee by the Bank of NIS 5 million (approx. $1.2 million); 3) The bank shall pay to the State NIS 12.5 million (approx. $3.1 million) to settle reciprocal claims between the Bank and the State in connection with credits that the Bank granted in the past "at the risk", in full or in part, of the State and for the assignment to the Bank of the right to the balance of the collection of these credits; 4) The State shall pay to the Bank NIS 8.1 million (approx. $2 million) for the handling of credits that it granted in the past "at the risk" of the State and for the share of the State in the expenses of the handling of securities of the Bank whose consideration was deposited with the Ministry of Finance; 5) The Bank shall return to the State the sum of NIS 8.6 million (approx. $2.1 million) for tax advances that were returned to the Bank and which the Bank paid, with financing from the State, for interest on its perpetual deposits with the Ministry of Finance.

According to the above, in addition to the return to the State of the balance of its deposits with the Bank (at their value on the date of return), the Bank shall pay to the State for the above reciprocal calculations (including the early-payment fee and including for the right to the balance of the collections of the credits "at the risk" of the Ministry of Finance), the sum of NIS 17.5 million (approx. $4.3 million).


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The purpose of the above understandings is to settle the reciprocal claims and to close the accounting between the Bank and the State for various items, and thus also simplify and clarify the relationship between the Bank and the State prior to the expected privatization of the Bank.

The summary of the discussions points out that the understandings are subject to the approval of all of the required parties in the office of the accountant-general and the approval of the organs of the Bank, including its General Meeting.

The State is a "controlling party" of the Bank, as this term is defined in
Article 268 of the Companies Law - 1999, and therefore the content of the summary of the discussions requires as far as the Bank is concerned the approval of the Audit Committee, the Board of Directors and the General Meeting of the Bank, in this order. Pursuant to the Companies Law - 1999, the Audit Committee can not give its approval unless two external directors are serving on the committee at the time of the approval. As the Bank has publicized, both in Immediate Reports and also in its last quarterly report, the last external directors that served at the Bank ceased their terms on December 22, 2008, and the appointment of new external directors has been delayed until the State provides its candidate for external director.

The summary of the discussions stipulates that after the receipt of the required approvals, an agreement shall be signed between the Bank and the State based upon and in accordance with the summary and then it will be implemented.

The date and time when the Company was first made aware of the event or matter:

June 29, 2009 at 3:00 P.M.